Exhibit 99.1

GREAT PANTHER MINING LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Great Panther Mining Limited (the “Company”) held virtually on June 9, 2021 (the “Meeting”).

Total Shares Issued and Outstanding as of April 26, 2021 (Record Date):	355,399,779
Total Shares represented at the Meeting:	119,910,686
Percentage of issued and outstanding Common Shares represented:	33.74%

1.	Fixing Number of Directors

A resolution fixing the number of directors of the Company for the ensuing year at nine was approved. Proxies were received as follows:

For the Motion:	63,101,720 (94.64%)
Against:	3,574,815 (5.36%)

2.	Election of Directors

The shareholders voted by way of ballot and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Directors	Votes For	Votes Withheld
David Garofalo	35,961,242 (53.93%)	30,715,292 (46.07%)
Trudy M. Curran	64,370,506 (96.54%)	2,306,029 (3.46%)
Joseph Gallucci	64,344,861 (96.50%)	2,331,673 (3.50%)
Alan Hair	64,646,566 (96.96%)	2,029,968 (3.04%)
Robert Henderson	64,678,075 (97.00%)	1,998,459 (3.00%)
John Jennings	64,305,757 (96.44%)	2,370,777 (3.56%)
Elise Rees	64,274,383 (96.40%)	2,402,151 (3.60%)
Kevin J. Ross Dana Williams	64,235,221 (96.34%) 64,249,294 (96.36%)	2,441,313 (3.66%) 2,427,240 (3.64%)

3.	Appointment of Auditors

A resolution appointing KPMP LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year. Proxies were received as follows:

For the Motion:	114,153,475 (95.20%)
Against:	5,757,210 (4.80%)

For additional information, please see the Company’s Notice of Annual General Meeting of Shareholders and Management Information Circular dated April 26, 2021 filed in connection with the Meeting.

DATED at Vancouver, BC, June 09, 2021.

GREAT PANTHER MINING LIMITED /s/ Shannon D. Webber
Shannon D. Webber, Vice President, Legal & Corporate Secretary